United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 4, 2026		Director of Investor Relations

Institutional
Presentation

Investor Relations

March 2026



- About Vale
- Iron Ore Solutions
- Vale Base Metals
- Our Strategy
- Capital Allocation
- ESG





About Vale

Iron Ore Solutions

Vale Base Metals

Our Strategy

Capital Allocation

ESG

VALE

We are one of the leading
Iron ore, Nickel and Copper producers globally






#1 in **iron ore production**[1]
~20% of seaborne market

Largest iron ore pellet producer[1]

#6 in nickel production[2]

#11 in copper reserves[2]
~20 Bt

[1] As of 2025. [2] As of 2024.

VALE

Vale at a glance

2025 Production

336Mt
Iron ore

31Mt
Pellets

382kt
Copper

177kt
Nickel

US$ 38.4 bn
Net operating revenue in 2025

Expanded net debt of **US$ 15.6 bn** as of December 31, 2025

100% of **electricity** consumed in Brazil from **renewable sources**

US$ 15.9 bn
Proforma EBITDA in 2025

US$ 5.5 bn
CAPEX in 2025

-22%
N1+N2 events[1] in 2025 (vs. 2024)

Key Markets – by revenue
(2025)


Middle East
Rest of the world
North America
South America
2%
3%
9%
4%
15%
Europe
China
51%
16%
Asia ex-China

US$ 3.6 bn
in dividends & Interest on Capital paid in 2025

16%
Dividend Yield in 2025

19 of 30 dams
Decharacterized[2] **and no dams at Emergency Level 3**

Workforce of **66 thousand** direct employees in 2025

[1] Fatalities and High-Potential Recordable injuries . [2] As of Dec 2025.



USA
Peru
Chile
Brazil
U.A.E.
Oman
India
Malaysia
Singapore
Japan
Australia

Diversified shareholder base and strong governance

Shareholder structure

Novo Mercado
B3's highest corporate governance segment.

Stock Exchanges
B3 (Brazil) - VALE3
NYSE (ADR) - VALE

Vale's shareholder composition
December 2025


Others
Shareholders with 5% or more of the total capital
Treasury
6.0%
Previ
8.4%
Mitsui&Co
6.3%
Blackrock
6.3%
73.0%
Others

Best governance practices

- Majority independent BoD
- All BoD members are non-executive directors
- Chairman and Vice-Chairman are elected by shareholders
- Audit and Risks Committee entirely composed of independent Board members.
- Lead Independent Director role
- Nominating Committee defines BoD nominees

Note: Previ is a shareholder of Litel Participações S.A. (Litel) and Litela Participações S.A. (Litela), which were part of Vale's former control group. Blackrock is reported considering Schedule 13F, filed with the SEC on Feb 15, 2025, and Bradesco's database estimate on December 31, 2024. Treasury: position held by the companies MBR S.A., Vale Holdings B.V. and Vale S.A. The number of shares is presented based on the information contained in the share books of Vale.

Corporate Governance

Board of Directors[1]

13 Members	**8 (67%)** Independent Members	**2.6 years** Average Tenure
3 Women	**3** Racially/ethnically diverse	**4** Non Brazilians

Executive Board

CEO
Gustavo Pimenta

Finance & IR EVP	IO Operations EVP	Commercial and New Business EVP	Technical EVP	People EVP	Legal Affairs EVP	Sustainability EVP
Marcelo Bacci	Carlos Medeiros	Rogério Nogueira	Rafael Bittar	Samanta Pillar	Sami Arap	Grazielle Parenti

Click here to access the full information about Vale's Board of Directors and Executive Board. [1] The data takes into account the composition of the Board of Directors on February 26th, 2026.

Our journey

1942 – Vale do Rio Doce was founded



1956 – Tubarão port inauguration



1967 – Carajás discovery



1969 – First pellet production

1985 – 1st ore produced at Carajás and inauguration of the Carajás Railway (EFC)

1997 – CVRD's privatization



2006 – INCO acquisition



2009 – CVRD rebranding to VALE

VALE

Our journey

2010 – Oman operations start-up



2011 – Portfolio: divesting the aluminum business

2015 – Samarco's dam collapse

2016 – S11D operations start-up



2017 – Governance: Migration to the Novo Mercado

VALE
B3 LISTED NM

2018 – Portfolio: divesting the fertilizer business

2019 – Portfolio: divesting the manganese business and Brumadinho's dam collapse

2021 – Portfolio: divesting the coal business

2023 – Briquette operations start up and Base Metals Carve-out



2024 – Vargem Grande and Capanema project start-ups



2025 – Novo Carajás program

Vale Today

A focused company with two unique and irreplicable businesses

Iron Ore Solutions

Vale Base Metals


About Vale
Iron Ore Solutions
Vale Base Metals
Our Strategy
Capital Allocation
ESG

VALE

From the Mines to the Customers


Mineral Exploration and Projects
Geology and Mine Planning
Mine Operation
Mineral Processing
Pelletizing
Railroad Logistics
Port Logistics
Shipping Logistics
Blending and Distribution Centers
Sales and Marketing Planning
Products and Quality
Iron Ore for the Steel Industry



Vale's main iron ore products

Iron ore fines

Carajás fines
- 65% Fe
- Low contaminants (silica, alumina and others)
- Mined from the Northern System

Brazilian Blend Fines (BRBF)
- 63% Fe
- Low-alumina
- Produced from blending Carajás and high-silica fines

Mid-Grade Carajás NEW
- ~63% Fe
- Low-alumina and Low-phosphorus
- Mined from the Northern System

Pellet Feed China (PFC)
- ~63% Fe
- Low-alumina
- Pellet feed concentrated in Chinese facilities

Agglomerates

Direct Reduction pellets
- Agglomerates for direct charge in Direct Reduction Furnaces

Blast Furnace pellets
- Agglomerates for direct charge in Blast Furnaces

Briquettes *Developed by Vale* NEW
- Same application as pellets in BF and DR furnaces
- Lower CO_2 emissions compared to pellet production
- Commercial production ramping-up

VALE

Vale operates three iron ore production systems in Brazil, which include mines, processing plants, railways and port facilities


Ponta da Madeira Port (PDM) - São Luís - MA
Northern System
PA
EFC
MA
Southeastern System
MG
EFVM
ES
MRS
RJ
Tubarão Port - Vitoria - ES
Itaguaí Port (CPBS) - RJ
Guaíba Port (TIG) - RJ
Southern System

Brazilian States:

MA = Maranhão
PA = Pará
MG = Minas Gerais
ES = Espírito Santo
RJ = Rio de Janeiro

VALE

Vale operates three iron ore production systems in Brazil

Northern System


Serra Leste
Carajás National Forest
Serra Norte
Serra Sul

3 mining complexes

EFC – 997 km railway

5 berths (3 Valemax berths)

Southeastern System


Cauê
Minas do Meio
Conceição
Itabira Complex
Brucutu
EFVM
Belo Horizonte
Água Limpa
Minas Centrais Complex
Alegria
Fazendão
MRS
Capanema
Fábrica Nova
Timbopeba
Mariana Complex

3 mining complexes

EFVM – 905 km railway

3 berths (1 Valemax berth)

Southern System


Belo Horizonte
Mutuca
Mar Azul
Vargem Grande Complex
Capão Xavier
Jangada
Tamanduá
Horizontes
Abóboras
Vargem Grande
Pico
Paraopeba Complex
MRS
EFVM
João Pereira
Fábrica
Alto Bandeira
Segredo
Viga

2 mining complexes

MRS Logistics System

3 berths (1 Guaibamax berth)

Note: EFC is the Carajás Railway and EFVM is the Vitória-Minas Railway. MRS is Vale's railway subsidiary.

VALE

Vale has a total of 11 pelletizing plants

São Luís

Plant	Start-up	Cap. (Mtpy)
São Luís	2002	7.5
Total		**7.5**


São Luis


Oman

Sohar – Oman

Plants	Start-up	Cap. (Mtpy)
1 & 2	2011	9.0
Total		**9.0**


Tubarão

Fábrica & Vargem Grande

Plants	Start-up	Cap. (Mtpy)
Fábrica	1977[2]	4.5
VGR	2009	7.0
Total		**11.5**


Vargem Grande

Tubarão

Plants	Start-up	Cap. (Mtpy)
3–8	1977–2014	31.3
Total		**31.3**

Total pellet production capacity
~ 59.3Mtpy[1]

[1] Installed capacity. Operations at Fábrica Plant (4.5 Mtpy) and São Luís Plant (7.5 Mtpy) have remained suspended since 2019 and 3Q25, respectively. [2] Start-up of the plant at Ferteco. Incorporated by Vale in 2003.

VALE

Strengthening supply chain flexibility to better serve growing markets

Concentration and blending capacity


(ex-Brazil, Mt)
2025
2030 (potential)
~45
80+
~160
~200
Concentration
Blending

Expanding capacity close to growing regions (e.g. India, SEA, MENA)

Preserving market share in key regions with tailored products

Vale's supply chain capillarity





2025 operational performance

Iron Ore production

(Mt)


321
328
336
172
176
170
77
78
84
48
48
51
24
26
31
2023
2024
2025
Northern System
Southeastern System
Southern System
Third-party purchases
Oman

Agglomerates production

(Mt)


36
37
31
3
3
1
19
21
18
5
4
4
9
9
9
2023
2024
2025

Note: Including third party purchases, run-of-mine and feed for pelletizing plants.

Iron Ore business' 2025 figures

US$ 14.0 bn
Proforma EBITDA

336 Mt
Iron ore production volume

31 Mt
Pellets production volume

US$ 3.9 bi
CAPEX

21.3 US$/t
C1 cash cost ex-3rd party purchases

273 Mt
Iron ore fines sales volume

33 Mt
Pellets sales volume

Sales by destination (iron ore fines and pellets)


Middle East
Rest of the world
Europe
Americas
2%
2%
4%
12%
17%
Asia ex-China
63%
China

54.2 US$/t
all-in costs

91.6 US$/t
Iron ore fines realized price

134.0 US$/t
Iron ore pellets realized price



About Vale

Iron Ore Solutions

Vale Base Metals

Our Strategy

Capital Allocation

ESG

VALE

Vale Base Metals history

1853 — Nickel discovered in the Sudbury area



1902 — The International Nickel Company (INCO) is formed

1930 — Construction of mines, smelters, refineries and power plants

1968 — PT Inco Indonesia is formed to develop nickel deposits in island of Sulawesi

1994 — Discovery of the Voisey's Bay nickel-copper-cobalt deposit

1996 — Extension of Contract of Work with Indonesian Government to 2025

2004 — Sossego copper mine start-up



2006 — Vale acquires Inco

2011 — Start-up of nickel mines in Onça Puma (Brazil) and New Caledonia

2012 — Salobo I start-up

2014 — Start-up of Long Harbour processing plant, Salobo II, and Amendment of PTVI CoW to 2025

2021 — New Caledonia divestment

Salobo III start-up

2024 — Partnership Agreement with Manara Minerals for 10%

New governance in place with a dedicated Board and Executives

2025 — Onça Puma 2nd furnace start-up

Vale Base Metals

VALE

Significant endowment with substantial value potential


2.7 Mt
1.3%
3.2 Mt
1.6%
2.3 Mt
1.5%
27.9 Mt
0.6%
6.6 Mt
1.4%
17.7 Mt
0.9%


Copper
Polymetallic
Nickel

Mineral Reserves & Resources[1,2,3,4]

Copper
Nickel
Bubble size: contained metal
% Average metal grade

Source: Vale Base Metals.
Notes: Resources & Reserves represents metal in contained ore. [1] As of December 31, 2024, as per Vale Form 20-F; [2] Reflecting the total resources (reserve + resource, including inferred); [3] Mineral Resources are not mineral reserves and do not have demonstrated economic viability at this time; [4] Figures refer to VBM's ownership (33.9% of PTVI, 80% Hu'u and 100% for Canadian and Brazilian assets)

VALE

Operations are located in attractive mining jurisdictions

Brazil



- One of the premier mining jurisdictions globally – major global supplier of iron ore, copper, nickel and gold, among other metals
- Highly skilled work force availability
- Stable mining jurisdiction with solid regulatory background
- Clean energy availability
- Access to local infrastructure of Vale S.A operations

Canada



- Premier mining district globally
- Consistently ranked among the most favorable mining sector jurisdictions for investment attractiveness
- Highly skilled work force availability
- Ready access to high-quality regional infrastructure
- In close proximity to North American manufacturing hubs
- Clean energy availability

Vale Base Metals

VALE

A global flowsheet to produce the right product mix



Mining
Concentrating
Smelting
Refining
Products
Nickel
Copper
Cobalt
Sulphide ore bodies
Laterite ore bodies
Copper ore bodies
Voisey's Bay
Thompson¹ (under review)
Sudbury²
Onça Puma
Sossego
Salobo
Voisey's Bay mill
Thompson mill
Clarabelle Mill
Sossego mill
Salobo mill
Copper Cliff smelter
Matte processing
External feed
Onça Puma smelter & refinery
Long Harbour refinery
Sudbury (CCNR) refinery
PCR
Clydach refinery
Class 1
Electrolytic rounds (>99.9% Ni)
Pellet, disc, & chips (>99.9% Ni)
Pellet, Disc, Chips & Powders (>99.9% Ni)
Class 2
Ferronickel (~25–45% Ni)
EW Cu Cathode (99.9% Cu)
Cu Concentrate (27.5–32.5% Cu)
Cu MK (70–72% Cu)
EW Cu Cathode (>99.9% Cu)
Cu concentrate (27–34% Cu)
Cu concentrate (26–34% Cu)
Cu concentrate (35–42% Cu)
Electrolytic rounds (>99.9% Co)
Electrolytic rounds (>99.9% Co)

¹ Including T1 and T3 mines. ² Including Coleman, Copper Cliff, Creighton, Garson and Totten mines.

VALE

Advancing our project pipeline

Cu

~700kt

LT volumes (2035)

Ni

~210–250kt

LT volumes (2030+)


Vale Base Metals

2025 operational performance

Copper production
(kt)


327
348
382
247
265
293
79
83
89
2023
2024
2025
Brazil
Canada
Indonesia¹
3rd party feed

– Salobo III ramp-up

Nickel production
(kt)


165
160
177
17
14
26
60
66
80
64
35
24
45
71
2023
2024
2025

– Commissioning of Onça Puma's 2nd furnace and Voisey's Bay underground mines ramp-up.

[1] Starting from 3Q24, PTVI sourced production is reported as "External feed" and reflects solely the 80%-offtake attributable to Vale Base Metals processed at downstream facilities. Before, PTVI production was 100% consolidated by Vale.

VALE

VBM business' 2025 figures

US$ 3.4 bi
Proforma EBITDA

382 kt
Copper production volume

177 kt
Nickel production volume

US$ 1.6 bi
CAPEX

603 US$/t
Copper all-in costs[1]

368 kt
Copper sales volume

173 kt
Nickel sales volume

Revenue by destination
(Copper and Nickel)


Others
24%
Europe
54%
China
11%
USA
11%

12,158 US$/t
Nickel all-in costs[1]

9,763 US$/t
Copper realized price

15,556 US$/t
Nickel realized price

[1] Excludes sustaining.

- About Vale
- Iron Ore Solutions
- Vale Base Metals

Our Strategy

- Capital Allocation
- ESG



Vale's strategy

Our ambition

Leading value creation in the mining industry through **ethical and sustainable practices**

Our business

Iron Ore
Leading global iron ore production and driving steel decarbonization with the most competitive costs and customer-centric flexibility

Copper
Accelerating growth to double production

Nickel
Focus on operational efficiency


Our levers
Cultural Evolution
Safety
People
Innovation
Trusted Partner
Sustainability
Communication
Institutional Engagement
Superior Portfolio
Operational Excellence
Capital allocation
Licensing
Projects

Connecting today to tomorrow

VALE

Safety first

Iron Ore Market

Growth projects

Vale Base Metals Transformation



Safety is our core value


VALE

21% reduction in N2[1]

28% reduction in process safety incidents[1]

19 dams[2]
Decharacterized, completing 63% of the program

In conformance with **GISTM**

No dams at Emergency Level 3

[1] 2025 vs. 2024. N2 = High-potential recordable injuries. Process Safety Events are incidents that generate an unplanned or uncontrollable release of hazardous material or energy involving equipment or material involving operating assets (P1 and P2).
[2] As of December 2025.

No dam at emergency level 3 in our portfolio

GISTM: full conformance achieved in 2025



B3/B4 dam, Nova Lima, MG, Brazil:
Once at emergency level 3, **now eliminated**


Upstream dam decharacterization program
-63%
~US$ 4.6 billion
(~$2.5 billion disbursed[1])
30
Total Program
19
2019–2025
11
Remaining structures to eliminate
3
2026–2027
8
2028+


Dams at emergency level[2]
Level 3
Level 2
Level 1
35
4
7
24
2020[3]
-80%
7
4
3
Feb. 2026
5
4
1
2026e

[1] As of December 31st, 2025, including foreign exchange effects, present value and other adjustments. [2] Dams include geotechnical facilities dedicated to mining processes. [3] Considering the highest number of structures at emergency level, in 2020.

VALE

Embracing new ways to operate

Reducing the need for dams

Ore processing method (%)


40
60
65
19
5
11
2015
2024
No disposal of tailings in dams
Tailings disposed in dams (wet processing)
Tailings disposed in pits (wet processing)
Filtration and dry stacking[1]
Natural moisture

Tailings generation[2] reduced by 35%

4 tailings filtration plants in operation

Circularity in our operations

Production from circular sources
(Mt Iron ore)


~10% of total production
12.7
26.3
2024
2025
2030 (potential)

De-risking production plan

Reduction in CO_2 emissions vs. standard operations

[1] Includes use of tailing for co-products [2] 2024 vs. 2015.


Safety first
Iron Ore Market
Growth projects
Vale Base Metals Transformation

VALE

Steel fundamentals are supported by long-term structural drivers

Steel production (Mt)


China
India, SEA, MENA[1]
Others
CAGR
1.2%
~1,905
~1,940
~2,020
~2,270
~300
~320
~410
~620
~1,000
~1,000
~950
~915
2025
2026
2030
2040

[1] India, Southeast Asia and Middle East/North Africa.

Steel regional trends

China

Flat steel production growth, driven by manufacturing and export demand

India, SEA, MENA[1]

Rising steel output fueled by strong **economic development and urbanization**

Developed markets

Reindustrialization and renewable energy infrastructure

Iron ore demand to remain stable while gradually shifting to low-carbon needs

China
Seaborne demand moderating, yet **at robust levels**

India, SEA, MENA[1]
Growing demand for **iron ore that is complementary** to domestic supply

Consumption profile
Need for **supply security** to new steelmaking processes

Iron ore seaborne demand (Mt)



~1,580
~100
~1,480
2025
-160
China
80
India, SEA, MENA¹
20
Others
~1,520
~175
~1,345
2030
Iron ore agglomerates
Iron ore fines, lump and others

[1] India, Southeast Asia and Middle East/North Africa.

VALE

Steelmakers remain committed to decarbonization

EAF projects – new production capacity (Mt)[1]


Planned
Under construction as of 2025
10
10
2025
21
21
2026
29
27
2027
40
35
2028
49
40
2029
62
42
2030
93
42
2035

[1] Including projects in Europe, North America, Japan and South Korea.

Electric furnaces are steelmakers' main **decarbonization strategy**

This shift will drive **higher demand for metallics** (prime scrap, pig iron, DRI/HBI)

Prime **scrap supply is limited** in certain regions

Demand for **DR agglomerates is set to double by 2030** (from ~45 Mt in 2025 to ~100 Mt in 2030)

Iron ore price to stabilize near US$ 100/t in the LT while degrading reshapes portfolios

Iron ore seaborne supply (Mt)


~1,630
-230
-85
225
~1,540
~1,520
2025
Depletion[1]
Operations w/ cost >US$ 100/t[2]
Projects w/ incentive price <$100/t[3,4]
2030 (supply at $100/t)
2030 (demand)

- Projects' approval and execution risk
- Exposure to higher risk jurisdictions
- Higher incentive prices needed

Avg. iron ore quality – Australian majors


Fe (%)
60.08
59.89
60.14
2020
2024
2030
Silica (%)
4.67
4.94
4.95
2020
2024
2030
Alumina (%)
2.15
2.40
2.43
2020
2024
2030
Phosphorus (%)
0.070
0.085
0.088
2020
2024
2030

Source: Vale's intelligence estimates and market sources (MineSpans, Woodmac). [1] Assuming an average annual depletion rate of ~3%, meaning an average Life of Mine (LOM) of 30 years based on the current supply. [2] Including Chinese ores. [3] Including greenfield projects and replacement projects. [4] Including Simandou project.

VALE

Maximizing product portfolio value in any scenario

Short-term

Coal-based steelmaking routes[1]

Adjusting portfolio for value optimization

Portfolio optimization

Long-term

Low-carbon steelmaking routes

Developing solutions for greener steelmaking processes

Portfolio re-design

***Decarbonization** journey*

[1] Coal-based routes currently account for around 70% of global steel production.

Vale's portfolio flexibility secures unique competitive advantage

Vale's product portfolio evolution (%)


13%
8%
49%
29%
16%
5%
61%
18%
Others
High-silica
Premium mid-grade[1]
High-grade[2]
2023
2025

[1] Including BRBF, Mid-grade Carajás and PFC.
[2] Including IOCJ and agglomerates.

Proactive strategy to maximize value

- Repositioning portfolio towards premium mid-grade ores
- Strategically allocating high-grade products
- Enhancing flexibility through our supply chain

Expanding our premium mid-grade offering with a strong focus on customer needs

Al_2O_3/SiO_2 relation[1]


% Al_2O_3
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
High alumina & Low silica
High alumina
High silica & alumina
IOCJ
BRBF
PFC
Mid-grade Carajás
High silica
1,5 2,0 2,5 3,0 3,5 4,0 4,5 5,0 5,5 6,0 6,5 7,0 7,5 8,0
% SiO_2
Vale's iron ore fines
Australian iron ore fines
Ideal blast furnace zone

BRBF: 100+ Mtpy sales[2]

- Launched in 2015
- Low-alumina product reference
- Premium over 62%Fe index
- Produced from blending Carajás ore and high-silica products

Mid-grade Carajás: ~50 Mt sales in 2026

- Introduced in 2025
- Similar to BRBF
- No blending required
- Simplified logistics process to serve different markets

[1] Limit proportion between Al2O3 and SiO2 percentages for an efficient sintering and blast furnace operation. [2] Vale's current blending capacity totals ~160 Mtpy.

Improving Carajás mine plan flexibility with the new product portfolio

Production optimization

- No blending required
- Competitive C1 cash cost

Strip ratio improvement

- Maximizing ore recovery
- Reduction of 4% vs. the prior portfolio review

Flexibility to mining plan

- Alternative ore sources for licensing delays


Strip ratio – Serra Norte
Basis 100%
-3%
-4%
Improvement vs. prior portfolio review
2025
2026
Future

Concentration as an enabler for portfolio repositioning

Unlocking concentration **capacity through partnerships**

Pellet Feed China (PFC): **63% Fe, low Al/Si (<0.2 ratio)**

Mass recovery **improving processes** to reduce mass loss


PFC product sales (Mt)
~40
~3x
26
13
9
2022
2024
2025
2026

Developing competitive solutions for greener steelmaking

Mega Hubs

Discussions with over 10 clients, with potential to lock-in 30+ Mt of DR feed in the next decade

Partnerships

Building asset-light solutions with clients and investors in multiple technologies

Agglomerates

BF and DR briquette testing progressing as the Tubarão plant ramps up

Iron ore concentration plant under construction in Oman with Jinnan Steel

VALE

Generating value through the cycle

Value maximization through our flexible portfolio and extended supply chain

Solutions provider for different decarbonization pathways


830E
KOMATSU
826
KOMATSU

VALE

Safety first

Iron Ore Market

Growth projects

Vale Base Metals Transformation



VALE

Novo Carajás: unique mineral endowment


North
East
4Alfa
Copaiba
Salobo
Leite
Paulo Afonso
AN34
Cururu
Serra
Leste
(SL1)
Osasco
Salobo
Itacaiunas
Breves
PGG
Gameleira
Norte
Furnas
Alemão
Alemão
Onça Puma
Núcleo
Urbano
Parauapebas
Serra
Norte
(N4)
N5
Serra Norte
Serra Sul
Estrela
Bacaba
Visconde
Cristalino 88
Cristalino
118
Borrachudo
Barão
Pium
Sossego
Canaã dos Caraj
South

10% of global iron ore seaborne market

Unique iron ore and copper endowments, with significant growth potential

5.2 bn tons @ 65.2% Fe

1.2 bn tons @ 0.62% Cu

Positioning Brazil as a key player in critical minerals and a leader in decarbonization

Investment (2025-2030) of

R$ 70 billion

VALE

Building flexibility *for Iron Ore Solutions*

Delivery underway

Vargem Grande 1
15 Mtpy
Sep24

Serra Sul +20
20 Mtpy
2H26

Capanema
15 Mtpy
Nov24

Compact Crusher
50 Mtpy[3]
2H26

2026–2030

Ongoing projects

Serra Leste expansion
4 Mtpy

N3[1]
6 Mtpy

Sohar Plant
(mix improvement)

VGR upgrade
(mix improvement)

Tailings/waste disposal areas[2]
(replacement/ mix improvement)

Itabira mines
(replacement)

2030+

Long-term optionalities

- S16
- Itabiritos
- Morro 2
- Serra Leste
- Apolo
- S11A
- N1/N2
- S11B
- Serra do Rabo
- S17
- S11C
- Jaspilite ore concentration

[1] Project approved. Installation license pending for construction advancement at Serra Norte. [2] Includes works for waste and filtered/dry stacked tailings disposal in the Southeastern and Southern Systems.
[3] Capacity to process run-of-mine and waste, including jaspilite.

VALE

Scaling operational excellence for continued growth

Ensuring safety and consistency through technology-driven solutions

Increasing flexibility to deliver guidance with reliability

Executing strategic projects to elevate performance to the next level

Iron ore production (Mt)



328
336
335-345
~360
2024
2025
2026
2030

VALE

Safety first

Iron Ore Market

Growth projects

Vale Base Metals Transformation

The new Vale Base Metals

Creating a leading critical minerals company

VALE

A people-driven business with a high-performance culture

Cu 29

High-Growth Copper

- *1st Quartile Producer*
- *Long life assets*
- *District level growth*
- *Low capex intensity*

Ni 28

Leading Western Nickel Producer

- *Polymetallic Business*
- *Long life assets*
- *Vertically integrated*
- *Western supplier of high purity Ni*


Thompson
Voisey's Bay
Clydach
London
Long Harbour
Toronto
Sudbury
Port Colborne
Matsusaka
Salobo
Sossego
Onça Puma
PTVI 2
Hu'u

Building a foundation for value

2025: a year of transformation & delivery

Simplify

Strong team in place
winner of multiple awards in 2025

Lower overhead
~30% reduction of overhead in 2025

Portfolio optimization
under execution

Drive excellence

All-in costs down
lower-end of guidance range for Cu & Ni

Ramp-up ahead of schedule
at VBME, record output at Long Harbour

Higher productivity
higher throughput at Salobo and Sudbury

Deliver growth

Preliminary License granted
for Bacaba

Advancing Licensing
for Alemão

Self funded-growth
supported by a Net Debt/EBITDA <1x

Do it safely, life matters most

VALE

Project pipeline

2023–2028
(approved projects)

- **Onça Puma 2nd furnace** 15 ktpy ✓ (Nickel)
- **VBME** 45 ktpy (Sustaining) ✓ (Nickel)
- **Bacaba** 50 ktpy (Copper)

Vale Base Metals

2029 onwards

- **Salobo CPF** 30 ktpy (Copper)
- **JV with Glencore**[1] 25 ktpa[2] (Copper)
- **Alemão** 80 ktpy (Copper)
- **118** 60 ktpy (Copper)
- **Cristalino** 80 ktpy (Copper)
- **Paulo Afonso** 70–100 ktpy (Copper)
- **CCM 3&4** 12–22 ktpy (Nickel)
- **CCM Pit** 12–15 ktpy (Nickel)

Ni 28 Nickel

Cu 29 Copper

[1] Formerly Victor project. [2] Figure reflects 50% ownership

High-Growth Copper

A new approach for growth

Revamped Bacaba development approach

>40% decrease in project CAPEX

- Revisited construction model
- Revised CAPEX from US$ 500 M to US$ 290 M
- Early works started in 2025

Bacaba project (in execution)

- Cu production: ~50 ktpy (LOM average)
- LOM: 8 years
- CAPEX: ~US$ 290 M (US$ 5.0k/t CuEq)
- Unit costs, net of by-product: US$ ~4,600/t
- IRR: >50%

Start-up
1H28



Bacaba site early works

A new approach for growth

Unlocking additional value at Salobo



Coarse Particle Flotation

- ~6 Mtpy processing capacity addition
- ~10% reduction in energy consumption

Revised mining strategy

- Increase in total mine movement by 15 Mtpy to 145 Mtpy, supporting mine plan optimization
- Maintain Salobo's production at 230–250 kt

CPF (Feasibility study)

Start-up
2029

- Cu production: +30 ktpy
- CAPEX: US$ 225–275 M (US$ 8.5–11k/t CuEq)
- No impact on Salobo's unit costs
- IRR: >50%

A new approach for growth

Re-design of Alemão for value and risk

Revised mining method

- From sublevel caving to sublevel stoping
- Lower environmental impact, supporting licensing
- Around US$ 500 M in CAPEX savings

1st quartile asset

- Significant gold production (140 kozpy Au)
- 1.7:1 Au to Cu production ratio[1]

Alemão (Feasibility Study)

- ~5.45 Mtpy plant throughput capacity
- Production: ~80 ktpy Cu; ~140 kozpy Au
- LOM: 20 years
- CAPEX: ~US$ 1.6 – 1.8 B (US$ 13-15k/t CuEq)
- Unit costs, net of by-product: US$ ~ -1,450/t
- IRR: >25%

Start-up **2030**

[1] 1.7 troy ounce of gold to 1 metric ton of copper ratio, based on average production.

VALE

A new approach for growth

A synergistic partnership with Glencore

Framework agreement with Glencore

- Exploring significant synergies of mining Victor (VBM) and Nickel Rim South (Glencore) properties
- Expected FID by mid-2027
- Transition to a Joint Venture as equal partners

Significant synergies

- Deepening of existing shaft
- Ties to current ventilation system


VICTOR
NRS
U/G COOLING PLANT
1660L
24N ORE HAULAGE ROUTE
DEDICATED HIGH VELOCITY RETURN AIR RAMP
24N
2320L
NEW ORE AND WASTE HANDLING INFRASTRUCTURE
DEEP COPPER ORE HAULAGE ROUTE
BL28
NR14
Accessing VBM ore bodies through new access drifts from NRS

JV Project[1] (Feasibility Study, 50% Equity)

- Production: ~21 ktpy Cu; ~42 ktpy CuEq
- LOM: 20+ years
- CAPEX[2]: ~US$ 0.8 -1.0 billion
- Unit costs, net of by-product: ~US$ -1,000/t
- IRR: >15%

Start-up
2030+

[1]Figures reflect Vale Base Metals equity in the project, as per framework agreement with LT prices of Ni: 18,000/t, Cu: 9,500/t Au: 2,400/oz
[2]CAPEX of ~CAD$ 1.0 – 1.25 B converted at a CAD:USD FX of 0.75, only reflective of VBM's 50% equity in the project

Efficiently expanding exploration

Improving endowment knowledge
through MIRA[1], drilling, a new core shed and data recovery program

~20% production upside potential
post-2035 through brownfield drilling

~30% drilling unit cost reduction


Drilling Program in Carajás
Km per year
29
31
65
>100
2023
2024
2025
2026

[1] Mineral Inventory Range Analysis.

Brownfield upside as we advance drilling

Sossego case study

Mineralization at Sossego


W
Surface
Sequeirinho Pit
Sossego Pit
Mata 2 Pit
E
1
2
3
OPEN
OPEN
OPEN
OPEN
Looking North
0 250 500 750 1000
Mined Out Pit
2024 OP Mineral Reserve
2024 OP Mineral Resource
Mineralized Trend
2024 Indicated Resource
2024 Inferred Resource
2024 Mineral model (>1% Cu)
2025 Significant Drill Hole Results

Selected 2025 intercepts[1]:

1. ~141.0m @~1.8%Cu, inc. 63.8m @ 3.1% Cu
2. ~85.3m @~2.2%Cu, inc. 11.0m @ 5.0% Cu
3. ~29.7m @~5.0%Cu, inc. 10.6m @ 11.1%Cu

2025 Results

~20km of drilling – improved geological understanding

2026 Plans

>60km drilling for further UG exploration of South Hub deposits

Our vision

Potential to double mill capacity with a multi-mine approach

[1] The disclosure of exploration results contained herein has been prepared in compliance with the Securities and Exchange Commission ("SEC") rules set forth in Subpart 1300 of Regulation S-K. Such disclosure is based upon information and supporting documentation prepared by a Qualified Person who has reviewed and approved the technical information contained in this report. Exploration results (drill hole intercepts) are preliminary in nature, are not indicative of Mineral Resources or Mineral Reserve, and do not demonstrate economic viability. Investors are cautioned not to assume that any part or all of the mineralization described will result in an economically mineable deposit. The geological, lithological and structural models are preliminary in nature and are subject to further refinement as data is collected through further drilling and exploration activities.
Intercepts are calculated as down-hole length (not true width) and assays are uncapped

The roadmap to 700 ktpy


Copper production
ktpy
350–380
15–25
30–50
20–30
5–15
420–500
~65
25–35
70–100
60–80
~700
Brownfield drilling
Exploration & Hu'u
2026
Bacaba/ Sossego
Salobo
Polymetal- lics
Ramp-up Alemão
2030
Ramp-up Alemão
Victor/ Polymetallic
North Hub
South Hub Exp.
2035
2035 w/ upside

Copper ambition enablers

Exploration Drilling and R&D

- Advance on drilling and scoping studies
- Define deposits suitable for partnership strategy
- Accelerate the engineering development

Processing capacity

- Develop additional processing capacity

Licensing

- Obtain license & permits on time for all projects

VALE

Ni
28

Leading Western Nickel Producer

Disciplined delivery towards cash flow-neutral business

VBME ramp-up

- Current operation AISC ~65% lower vs. early 2024
- Further reduction expected with ramp-up completion

Efficiency program

- ~$240 M in savings in the Nickel Business in 2025, comprising lower G&A, costs and capital
- Improvements on controllable cash flow items to persist in the next years

AISC (all-in sustaining costs)

US$ '000 /t


24
18
Cash breakeven¹
2024
2025
2027

[1] Based on gold prices of $3,500/oz and copper prices of $9,500/t in 2027

Value and optionality over volume

Our goals

- Business operating at optimal capacity
- Increased mill throughput in Sudbury
- Long Harbour refinery at nameplate capacity
- Onça Puma operating with 2 furnaces

Nickel production

kt


177
175–200
210–250
2025
2026
2030

VALE

The new Vale Base Metals
Creating a leading critical minerals company

De-risking Copper growth through a new approach
translating into more efficient project development

Improving Copper projects' returns
below average capital intensity and strong IRRs

Delivering cost and capital efficiency on Nickel
with target cash flow neutral by early 2027

Healthy balance sheet, self-funding growth
supported by a Net Debt/EBITDA <1x

Do it safely, life matters most


About Vale
Iron Ore Solutions
Vale Base Metals
Our Strategy
Capital Allocation
ESG

Efficiency program securing structural cost improvement

Fixed spending – Iron Ore Solutions (US$ bn)[1]


6.3
6.0
5.8
0.2
0.1
-0.4
5.7
2023
2024
2025
FX and inflation
New assets and new operating model
Efficiency program
2026

- 10% fixed spending improvement in nominal terms (2026 vs. 2023)
- Cost efficiency culture increasing accountability
- Leaner organization

[1] Assuming BRL FX of 5.60 in 2026.

Costs have gone up across the iron ore industry in the past years

Peers' C1 cash cost (US$/t)[1]


12.9
17.7
19.2
14.1
19.3
18.2
13.3
21.5
23.0
2018 2023 2024
Peer 1
2018 2023 2024
Peer 2
2018 2023 2024
Peer 3

Vale's C1 cash cost (US$/t)[1]


13.1
2.0
1.6
5.3
1.0
-1.7
0.5
21.8
2018
FX and inflation
Geological inflation
New way to operate
Lower volumes and mix
Efficiency initiatives
Others
2024

[1] Iron ore fines C1 cash cost – ex. 3rd-party purchases (US$/t). [2] Considers the net effect of FX (US$ -3.7t) and inflation (US$ 5.7/t) between 2018 and 2024.

Advancing towards US$ ~20/t C1 cash costs

Vale's C1 cash cost – nominal terms (US$/t)[1, 2]


22.3
21.8
-10%
21.3
20.0–21.5
2023
2024
2025
2026
21.3
0.5
0.3
0.3
-1.6
20.0–21.5
2025
FX and inflation
Geological inflation
New assets and new operating model
Efficiency program³
2026

[1] Assuming BRL FX of 5.60 for 2026. [2] Iron ore fines C1 cash cost – ex. 3rd-party purchase. [3] Includes US$ 0.2/t increase from the Aliança Energia transaction, impacting energy costs.

Cost discipline driving competitiveness in all businesses

Costs guidance (US$/t)[1]		2025 (performed)	2026	Main assumptions for 2026
Fe (26)	C1	21.3	20.0 – 21.5	▪ Product portfolio strategy optimization ▪ Efficiency program ▪ Long-term affreightment strategy
	All-in	54.2	52 – 56	
Cu (29)	All-in	603	1,000 – 1,500	▪ Solid operational performance ▪ Planned maintenance at Sossego ▪ Conservative gold price assumptions[2]
Ni (28)	All-in	12,158	12,000 – 13,500	▪ VBME and Onça Puma 2nd furnace ramp-up ▪ Planned maintenance at Sudbury

[1] Assuming BRL FX of 5.60 for 2026. [2] Assuming gold prices of US$ 3,500/tr. oz. for 2026.

VALE

Scaling CAPEX below US$ 6 billion, while growing in core commodities

CAPEX (US$ bn)[1]


5.5
5.4–5.7
<6
<6
Growth
Sustaining
1.2
4.3
~1.1
~4.5
~1.4
~4.5
~2.0
~3.9
Vale Base Metals
Iron Ore Solutions
2025
2026
2027+
Business breakdown

Accretive growth opportunities

Growth CAPEX shifting from iron ore to copper

Copper projects with capital intensity[2] of US$ 14k/t vs. US$ 20k/t industry avg.

Sustaining CAPEX increase driven by new operating model[3]

[1] Assuming BRL FX of 5.60 for 2026 and 5.65 for 2027+. [2] Copper equivalent basis. [3] New operating model includes different initiatives to sustain production level as tailings/waste stockpile.

Performing on our commitments

Expected cash disbursement schedule (US$ bn) [1, 2]

	'26	'27	'28	'29	'30	'31-35	
Samarco	1.1	0.6	0.4	0.6	0.6	-	▪ Including UK claim provision ▪ Samarco fully funding reparation 2031+
Brumadinho agreements[3]	0.9	0.7	0.3	0.1	0.1	<0.1	▪ ~81% of Reparation Agreement completed
Decharacterization[4]	0.4	0.5	0.4	0.2	0.2	0.2	▪ ~63% of dam decharacterization completed ▪ Stable cash outlays
Incurred expenses	0.3	0.3	0.3	0.2	0.2	-	▪ Declining to zero by 2030
Total	2.7	2.1	1.4	1.1	1.1	0.2	▪ Disbursements concentrated in 2026-2027 ▪ BRL hedge program offsetting FX risks

Included in expanded net debt (Samarco, Brumadinho agreements)
Not included in expanded net debt (Decharacterization, Incurred expenses)

[1] Estimated cash outflow for 2025-2035 period, given BRL-USD exchange rates of 5.3186 and amounts stated in real terms. [2] Amounts stated without discount to present value, net of judicial deposits and inflation adjustments. [3] Disbursements related to the Integral Reparation Agreement ending in 2031. [4] Estimated annual average cash flow for Decharacterization in the 2029-2035 period is US$ 215 million per year.

VALE

Comfortable with our current expanded net debt target

Expanded net debt (US$ bn)


Expanded net debt target range
US$ 20 bn
US$ 10 bn
18,8
-7,6
11,2
-0,2
1,9
2,6
15,6
Gross debt and leases
Cash, cash equivalents and short-term investments
Net debt
Currency swaps
Brumadinho provisions
Samarco & Renova Foundation provisions
Expanded net debt

Disciplined capital allocation

- Current target will continue to guide the company in the next cycle
- Remaining committed to our dividend policy
- Extraordinary dividends subject to cash generation and expanded net debt

Note: as of 4Q25.

Closing the value gap

P/NAV (X, 12mma)


Vale
Peers' average[1]
1.1
1.0
0.9
0.8
0.7
0.6
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

Vale discount vs peers (P/NAV, %)


2019–2026 average: 13%
20%
10%
0%
–10%
9%
2015–2018 average: 3%

Closing the gap

- Growth story in core commodities
- Operational stability
- Cost and CAPEX efficiency
- Right ESG credentials
- Superior shareholder returns

Source: Bloomberg. As of December 31, 2025.
[1] Peers include BHP, Rio Tinto, Fortescue, Glencore and Anglo American.

Disciplined approach on capital allocation

Investments

- New Carajás Program
- Accelerating copper growth
- Optimal CAPEX level below US$ 6 billion

Balance sheet

- Asset-light approach
- Value accretive liability management
- Expanded net debt range of US$ 10–20 bn

Shareholder returns

- Healthy shareholder remuneration
- US$ 1 bn extra dividends to be paid in Jan-26
- FCF yield above peers



About Vale

Iron Ore Solutions

Vale Base Metals

Our Strategy

Capital Allocation

ESG

Our sustainability strategy is built on three pillars




Society
Responsible operator
Climate & Nature
Sustainability strategy
Social license to **operate**
Improve people's lives
Create business value

Rebuilding trust with society

Reparations

Based on Six Principles[1]

- Public apology
- Restitution
- Rehabilitation
- Compensation (economic & noneconomic)
- Sanctions (legal & administrative)
- Measures for non-repetition

Main Actions

- Emergency Works
- Indemnification Payments
- Projects (infrastructure, socioeconomic, environmental)
- Resettlement & Evacuated Regions

Regain the social license to operate

We are still learning

Active listening | Empathy | Humility | Taking responsibility | On-the-ground presence

[1] Based on the UN Basic Principles and Guidelines on the Right to a Remedy and Reparation.

Mariana

Strong progress with the definitive agreement signed in Oct-2024

Definitive Agreement
(R$ billion)


Pre-agreement actions
100%
38
+R$
170 bn
100
"To pay" obligations
32
"To do" obligations

Compensation (PID[1]) status (as of Jan. 31st, 2026)

~331k individuals adhered

~304k agreements signed

~303k compensations already paid (R$ 11 billion)

Remediation and compensation already disbursed

~R$ 73 billion[2]

+610k Individuals compensated[3]

98.6% of housing solutions delivered

35,003 ha[4] reforested (total of 50,000 ha to reforest by 2034)

Rio Doce water quality similar to pre-breach[5]

Note: Information provided by the Renova Foundation, Learn more at www.fundacaorenova.org, [1] PID = Definitive Indemnification Program. [2] Data as of Dec.31st, 2025. Includes Renova administrative expenses. [3] Based on records dated November 2025, including emergency aid and adhesions to the compensation program of the definitive Settelment (PID). [4] Total area reforested up to Dec. 31st, 2025. [5] Water quality data undergoes quality control and is validated by environmental agencies responsible for overseeing the monitoring program.

Brumadinho

Reparation in advanced stages

2019	2021	15 Dec. 2025	2026	Feb–2031
B1 dam collapse	**Brumadinho Integral Reparation Agreement**	**81% Complete[1]**	**Complete 100% of the To Pay Obligations**	**Complete 100% of the To Do Obligations**

Integral Reparation Agreement
(R$ billion)[2]


Pre-agreement actions
100%
6.4
R$
37.7 bn[3]
19.9
"To pay" obligations
95%
"To do" obligations
50%
11.4

Additional Agreements: R$ 25.3 bn[4]

Emergency compensation, Community Centers, Parks, Water supply works and monitoring, tourism initiative, and individual compensation

R$ 19.9 billion
payments made, including individual compensation to over 17,500 individuals

R$ 5.5 billion
in payments programmed for 2026–2029

Paraopeba River
Water quality is similar or better than prior to the dam breach[5]

[1 & 2] Financial progress considering disbursements by mid February 2026. [3] As per Integral Reparation Agreement settled in February 2021. Nominal amount. Total value considering IPCA (Brazilian consumer price index) adjustment is ~R$ 40 billion. [4] ~ 79% executed [5] The data is corroborated by monitoring by the Water Management Institute of Minas Gerais (Igam), a public body of the Government of MG

VALE

Commitments that reflect our objective to become a trusted partner

E (Environment) S (Social)

Resilient communities

- Support the uplifting of 500,000 people out of extreme poverty
- Support Indigenous communities neighboring Vale to develop their UNDPRI plans[1]

Health and Safety

- Zero fatalities
- Reduce N1+N2 by at least 10%[2]
- Reduce exposures to harmful health agents by at least 50% by 2025
- ✓ No dams at Emergency level 3 by 2025
- ✓ GISTM conformance

Climate change and energy

- Reduce Scope 1 and 2 emissions by 33%[3] by 2030
- Net Zero by 2050
- Reduce Scope 3 by 15%[4] by 2035
- 100% renewable energy consumption globally
- ✓ 100% renewable energy consumption in Brazil

Forests and Water

- Recover and protect + 500,000 ha of forest outside our fence lines by 2030
- ✓ Reduce freshwater intake by 27% by 2030[5]

[1] United Nations Declaration on the Rights of Indigenous Peoples. [2] Compared to the previous year-end results. These events include fatalities and life-altering injuries (known as N1 events), as well as high-potential recordable injuries (known as N2 events). [3] The base year considered is 2017. [4] Base year 2018 [5] The target considers cumulative average specific use of new water.

Leaving a positive legacy for nature and people

Vale protects **~1 million hectares**
and +500 threatened fauna and flora species


INSTITUTO TECNOLÓGICO VALE
1973
50º
49ºW
6º
7ºS
100 km
Forest
Canga vegetation
Water
Pasturelands
Mining area
Urban area
Protected area


INSTITUTO TECNOLÓGICO VALE
2021
50º
49ºW
6º
7ºS
100 km
Forest
Canga vegetation
Water
Pasturelands
Mining area
Urban area
Protected area

VALE

Building a people-driven organization

2019

- Building the Culture Base
- Defining aspirations, key behaviours and strategic objectives

2020

- Cultural Diagnosis

2021

- Launch of the Cultural Narrative
- 1st Cultural Diagnosis Survey

2022

- Purpose fully linked to the strategy

2023

- Culture in Practice

2024

- Culture enables Strategy
- 2nd Cultural Diagnosis

2025

- Cultural Evolution

Culture as a competitive advantage

Learning together

Human Rights: UN Guiding principles as our reference framework and 3rd party Human Rights Due Diligence

Global Human Rights Policy since 2009 and adherent to main multistakeholder initiatives and guidelines

Human Rights violation risks are part of Vale's Global Integrated Risk Map

100% of Vale operations have their Human rights risk assessment recorded in our global risk management system

100% of our operations in Brazil, Canada, Oman, Malaysia and Indonesia have undergone Human Rights due diligence

Mandatory Human Rights training for all employees since 2021, and contractors globally are also trained

Living Wage Program implementation, covering 100% of Vale's direct employees

Strengthening Human Rights management in the supply chain, including HRDD with critical suppliers in Brazil, Canada, and Malaysia

Commitments and Partnership on salient Human Rights issues to advance the agenda

Social Performance

Local development and community relationships

Almost US$ 1 billion spent on social and institutional initiatives in 2024

- Vale interacts with 1,214 local communities, 91 traditional communities and 28 indigenous peoples
- 368 community relationship plans implemented
- 93.5% of high priority communities have community relationship plans in place



VALE

Help lift 500,000 people out of extreme poverty

+52,000 people

in the program to date

Monitoring across 5 dimensions[1]: income, health, education, infrastructure and nutrition

Steady progress in all dimensions, with a significant reduction in deprivation[2]

Robust public-private network to reinforce public policies

Vale is working with 27 partners

[1] Using the Alkire-Foster Method, a global taxonomy and method used by the UN and the World Bank. Licensed by Wise Responder from Oxford University [2] Deprivation is defined as a lack of essential resources and opportunities needed for basic standard of living and participation in Society and uses the multidimensional approach to identify and measure deprivation recognizing that poverty is about more than just low income.

VALE

Social Performance

Strengthening relationships with Indigenous communities






Curso Sobre
DIREITOS DOS
POVOS INDÍGENAS
NO BRASIL

- **Implementing an engagement strategy to foster** mutual benefits and support Indigenous People's autonomy and resilience
- **Vale relinquished mining processes** on indigenous lands in Brazil
- **5 of the 11 indigenous peoples with whom Vale has relations** in Brazil are engaged to implement their plans in accordance with the rights provided for in the United Nations Declaration on the Rights of Indigenous Peoples
- **Around 15,000 Indigenous individuals benefited** through agreements with 9 Indigenous peoples.
- **Program to support the entrance and permanence** of Indigenous People in University, with 140 Indigenous students supported from 47 Indigenous Lands

VALE

Delivering on our commitments for climate and nature

Reduce scope 1 and 2 emissions by 33% by 2030[1]
81% achieved[2]

Reduce Scope 3 net emissions by 15% by 2035[3]
88% achieved

US$ 1.7 billion[4]
invested in decarbonization initiatives between 2020–2025[5]

Protect/restore an additional 500,000 ha of forests[6]

219,000 ha achieved[6]

Protecting threatened or endangered species

+ 500 species[7]

[1] 2017 baseline. [2] The reduction is mainly related to lower production compared to 2017, as well as improved operational discipline. The emissions curve is expected to rise with increased production in the coming years but will be offset by technological initiatives to be implemented by 2030. [3] 2018 baseline. [4] Includes total estimates for 2025, which may be adjusted after year-end closing. [5] Scopes 1, 2, and 3 initiatives. Does not include our Forest Goal. [6] Forest Goal to protect and restore 500k ha of forest, considering 400k ha of protected forest and 100k ha of restored forest. To date, 200k ha are being protected and 19k ha of degraded forest has been restored. [7] 500 species protected within Vale's preservation units and not specific protection programs for each species.

Pioneering transparency in climate-related risks & opportunities

Vale is an early adopter of IFRS' ISSB[1] standards

1st Major Mining Company **&**

1st Brazilian Company

to publish the Sustainability-Related Financial Information Report

US$ 1.4 billion

invested in decarbonization since 2020

Why does it matter?

Transparency & leadership	Voluntary adoption reinforces our role in responsible mining and long-term value creation
Investor focus	Clear view of how Vale manages climate-related risks and opportunities and their financial impacts
Strategic clarity	Climate targets, transition plans, and financial impacts disclosed

[1] The ISSB (International Sustainability Standards Board) is part of the IFRS Foundation that issues the IFRS accounting standards, already widely used by companies and investors worldwide. The objective of the standards issued by the ISSB is to bring the same level of clarity, comparability and rigor of financial statements to sustainability information.

Embedding Nature in our Strategy

VALE

1st Major Mining Company & One of the first Brazilian Companies to publish the Taskforce on Nature-related Financial Disclosures (TNFD) report

Nature Positive Impact Metrics Pilot Project to monitor our performance on nature

Achievements

+500 threatened or endangered species protected

50% of our Forest Protection Goal = +200 k ha of forest beyond our borders protected

Partnerships to make it happen

IUCN to improve our nature strategy and management

Life Institute to help us measure biodiversity

A Governance structure to oversee
Sustainability related Risks and Opportunities

Low Carbon Forum

Meets every **4 months** to discuss challenges and progress in low-carbon.

The results are periodically presented to the **Sustainability Committee** and **Board of Directors**, as part of the Company's governance system.

1	Evaluation of the previous year's performance and future expectations in relation emissions
2	Review of the roadmap and targets for GHG emissions
3	Alignment with the Company's strategic planning, considering financial impacts on Vale's valuation
4	Identification of risks and opportunities
5	Analysis of investments and prioritization

Committees supporting the Board of Directors

Sustainability **Advisory** Committee

Sustainability **Risk** Committee

VALE

Consistently improving ESG risk perception

MSCI


Laggard
B
Laggard
CCC
Laggard
B
Average
BB
2018
2019
2023
Today

Scale: CCC to AAA
the higher, the better

Sustainalytics


High risk
36,5
High risk
54,5
High risk
34
Medium risk
27
2018
2019
2023
Today

Scale: 0 – 100
the lower, the better

ISS (Governance)


8
10
1
1
2018
2019
2023
Today

Scale: 1 – 10
the lower, the better

VALE

About Vale

Iron Ore Solutions

Vale Base Metals

Our Strategy

Capital Allocation

ESG



Key takeaways

Leading global iron ore production and driving steel decarbonization

Accelerating copper growth to double production

Enhancing operational ***efficiency in nickel***

Innovating for safety, operational excellence and competitiveness

Building the ***future of mining***



Leading value creation *in the mining industry* *through ethical and sustainable practices*

We are building **an even better Vale**


VALE

VALE